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                                                                    EXHIBIT 99.1

                                  RISK FACTORS

     WE NEED AN IMMEDIATE INFUSION OF CAPITAL TO SUSTAIN OUR OPERATIONS, AND WE MAY NOT BE ABLE TO RAISE ADDITIONAL FUNDS ON TERM ACCEPTABLE TO US, OR AT ALL.

     In February 2003, we raised approximately $3 million through a private offering of preferred stock. In June 2003, we sold 4 million shares of our Beacon Power Corporation common stock for net proceeds of $1.5 million. Despite these events, we need an immediate infusion of capital in order to continue operations. We are actively engaged in raising capital from the following sources:

  - Proceeds from the sale of assets unrelated to our engineering and manufacturing expertise in electromechanical systems. We have engaged a financial advisor, Alliant Partners (an affiliate of Silicon Valley Bank), to assist us in disposing of assets unrelated to our engineering and manufacturing expertise in electromechanical systems. The assets and businesses we would consider selling include our Ling Shaker product line, our patented smart predictive line control technology utilized by the electric arc steel manufacturing industry and patents acquired from Northrop Grumman related to hybrid electric vehicles. These assets represent approximately 25% of our assets. For larger systems, such as our UPS system, we intend to enter into strategic alliances for the manufacture, sale, service and distribution of our products. We continue to discuss the sale of our Shaker product line with several potential interested buyers and are working with Alliant Capital Partners to consider other asset sales as well.

  - The sale of approximately $0.7 million of secured convertible subordinated debentures. In February of 2003, we received approximately $3 million in proceeds from a private offering of preferred stock and warrants. The terms of this financing also provided that the investors will purchase these debentures from us, subject to the satisfaction of two material conditions. We needed to obtain stockholder approval of the common stock issuable upon conversion of the convertible instruments and have an effective registration statement with the Securities and Exchange Commission ("SEC") registering all of the equity securities underlying this transaction. Our stockholders approved the proposed debenture offering at our annual meeting on April 24, 2003. In addition, we filed the required registration statement with the SEC on March 20, 2003 and expect that this registration statement will be declared effective in August 2003. We expect to receive the $0.7 million of funds shortly thereafter. However, because we failed to have this registration become effective on or before June 18, 2003 we may have to pay liquidated damages to each of the investors in the private offering of 3% of the investor's investment in cash for the first month of delay and 1.5% of the investor's investment for each additional month of delay in cash or shares of our common stock, at our option.

  - A new third-party investor. This investment may take the form of a guarantee which will allow us to access more funds from our Bank than we could otherwise borrow under our agreement, new equity or some other capital infusion. Although we have engaged in discussions regarding the above described transactions with a number of third parties, no commitments have been made by any third-party to date and there can be no assurance that the above described transactions will occur.

     On April 4, 2003, we entered into an Amended and Restated Accounts Receivable Financing Agreement (the "Loan Agreement") with Silicon Valley Bank, our senior secured lender. In the Agreement, Silicon Valley Bank has agreed to provide us with a line of credit of up to $5 million. Advances under the line of credit are limited to 80% of eligible accounts receivables. Based on current business levels, we believe that we will be able to borrow approximately $1.5 million from Silicon Valley Bank during our fiscal fourth quarter, of which $0.9 million is outstanding as of June 28, 2003. Loans under this line of credit bear interest at the prime rate plus 4.0% per annum. Other customary banking fees are also charged. In connection with this financing, we issued to an affiliate of Silicon Valley Bank a warrant to purchase 210,000 shares of our common stock at an exercise price of $1.05 per share. The terms of the line of credit provide that we will be in default under the line of credit if we are unable to consummate the debenture offering described above on or before July 31, 2003. The Bank has agreed to forbear from exercising its rights or remedies from such default until August 31, 2003. We are also required to maintain a tangible net worth in excess of $9 million at all times. As of June 28, 2003, due in large part to non-cash valuation adjustments, our adjusted tangible net worth was $6.4 million, below the minimum covenant level. In August 2003, the Bank waived this requirement until August 31, 2003. Before that date,

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we expect to obtain an amendment to our Bank Agreement. This credit expires on
April 3, 2004 and carries a $0.1 million early termination fee.

     In June 2003, we sold 4.0 million shares of our 4.7 million shares of our investment in Beacon Power Corporation common stock for $1.5 million. Under the Loan Agreement with the Bank, virtually all of our assets are pledged as collateral. Accordingly, we need to obtain the approval of the Bank in order to use his cash for our operational needs. As of June 28, 2003, $0.8 million of the $1.5 million has been released by the Bank for our use and the remaining $0.7 million was restricted in a cash collateral account, unavailable for our use. In July 2003, we completed the sale of our investment in Beacon Power Corporation common stock for $0.2 million. Since June 28, 2003, we requested and the Bank granted the right for us to use an additional $0.6 million of these proceeds to fund operations. As of August 8, 2003, $0.4 million remained in the cash collateral account which we intend to request the use of for operational needs during the fiscal quarter ending September 30, 2003.

     During the fiscal quarter ended June 28, 2003, we conserved cash by further extending our trade creditors. During the quarter the trade payables increased from approximately $5.2 million at the beginning of the quarter to $5.4 million at the end of the quarter. In addition, the amount of these payables which were over 90 days old increased from approximately $2.6 million at the beginning of the quarter to approximately $3.5 million at the end of the quarter.

     In order to sustain current business operations, we believe we will require additional funds of approximately $4 million during the quarter ended September 30, 2003. This amount is expected to come from the following sources:

          -  $0.7 million of cash, currently restricted
          - $0.2 million from the sale of the remaining investment in Beacon Power Corporation common stock,
          -  $0.7 million from the sale of debentures, and
          - $0.6 million from unused borrowing capacity under our loan agreement with Silicon Valley Bank.

     The balance is expected to be to come from a combination of asset sales, a third-party guarantee or loan and an equity investment in the Company. However, there can be no assurance that any of these potential sources of funds will materialize.

     WE CANNOT BE ASSURED THAT ANY OF THESE INITIATIVES WILL BE SUCCESSFUL IN RAISING NEW CAPITAL IN OUR FOURTH FISCAL QUARTER AND IF UNSUCCESSFUL, WE MAY NOT BE ABLE TO CONTINUE OUR OPERATIONS.

     We cannot be assured that any of these initiatives will be successful in raising new capital. If we are unsuccessful in raising additional capital in our fourth fiscal quarter, we will be forced to furlough or permanently lay off a significant portion of our work force which will have a material adverse impact on us, including our financial position and results of operations. Under these circumstances, we may not be able to continue our operations. Further, without additional cash resources, we may not be able to keep all or significant portions of our operations going for a sufficient period of time to enable us to sell all or portions of our assets or operations for their market values.

     WE HAVE INCURRED SIGNIFICANT COST TO DEVELOP TECHNOLOGIES AND PRODUCTS THAT HAVE CONTRIBUTED TO OUR NEED TO RAISE CAPITAL.

     We have incurred significant costs to develop our technologies and products which has contributed to our need to raise capital. These developments and other operating costs have exceeded total revenue. As a result, we have incurred losses in each of the past five years and for the nine months ended June 28, 2003. As of June 28, 2003, we had an accumulated deficit of $109.4 million. During the nine months ended June 28, 2003, we incurred a net loss attributable to common stockholders of $24.3 million and a reduction in our cash, net of borrowings, from $2.1 million to $0.2 million unrestricted..

     Our current cost base will require quarterly revenue of approximately $11 million to enable us to breakeven on a cash basis. Our highest quarterly revenue for fiscal year 2002 was $11.7 million in the third quarter of fiscal year 2002. In addition to the $4 million of new capital we forecast needing in our fiscal fourth quarter, we may also need additional future funds in order to fund unanticipated operating losses, to grow, to develop new or enhance existing products and

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services and to respond to competitive pressures.

     WE HAVE GRANTED TO THE SELLING STOCKHOLDERS RIGHTS OF FIRST REFUSAL AND EXCHANGE RIGHTS WHICH WOULD BE TRIGGERED UPON FUTURE FINANCINGS.

     In order to sell additional securities, we have granted rights of first refusal and exchange rights which would generally be triggered upon future financings we may seek to consummate. The right of first refusal allows investors to purchase future securities issued by us for a period of time following the initial closing of their financing. The exchange rights allow the investors to exchange any securities held by them into future securities that we may issue at the liquidation preference of the exchanged security. Each of these factors may adversely affect our ability to raise additional funds from third parties on terms acceptable to us, or at all. For a description of the securities sold in the February 2003 financing, see "Description of Capital Stock."

     The consent of the holders of the convertible subordinated notes may be required in order for us to incur certain indebtedness.

     It constitutes a default under the Convertible Subordinated Notes for us to issue any new debt securities that are not subordinate to such Notes unless the terms thereof are acceptable to the holders of at least 80% in principal amount of such Notes. If we propose to incur new indebtedness to finance operations or growth on a basis that is not subordinate to such Notes we may not be able to do so unless we are able to obtain such consent. Our ability to fund our operations and growth could be adversely effected as a consequence.

     We may not be able to continue as a going concern.

     Our financial statements for our fiscal year ended September 30, 2002, which are included in our Annual Report on Form 10-K, contain an audit report from Grant Thornton LLP. The audit report contains a going concern qualification which raises substantial doubt with respect to our ability to continue as a going concern. The receipt of a going concern qualification may adversely affect our ability to manage our accounts payable and cause some of our suppliers to deal with us on a cash-on-delivery basis only. If this were to occur, this would adversely affect our operations by increasing our immediate need for additional capital.

     WE COULD ISSUE ADDITIONAL COMMON STOCK, WHICH MIGHT DILUTE THE BOOK VALUE OF OUR COMMON STOCK.

     We have authorized 50,000,000 shares of our common stock, of which 19,164,458 shares were issued and outstanding as of August 8, 2003. Our board of directors has the authority, without action or vote of our stockholders in most cases, to issue all or a part of any authorized but unissued shares. Such stock issuances may be made at a price which reflects a discount from the then-current trading price of our common stock. In addition, in order to raise capital that we may need at today's stock prices, we will need to issue securities which are convertible into or exercisable for a significant amount of our common stock. These issuances would dilute your percentage ownership interest, which will have the effect of reducing your influence on matters on which our stockholders vote, and might dilute the book value of our common stock. You may incur additional dilution of net tangible book value if holders of stock options, whether currently outstanding or subsequently granted, exercise their options or if warrant holders exercise their warrants to purchase shares of our common stock.

     The sale or issuance of a large number of shares of our common stock could depress our stock price.

     As of August 8, 2003, we have reserved 6,000,117 shares of common stock for issuance upon exercise of stock options and warrants, 1,091,231 shares for future issuances under our stock plans and 495,856 shares for future issuances as matching contributions under our 401(k) plan. We have also reserved 3,045,600 shares of common stock for issuance upon conversion of the outstanding Series A Preferred Stock. As of August 8, 2003, holders of warrants and options to purchase an aggregate of 4,956,187 shares of our common stock may exercise those securities and transfer the underlying common stock at any time subject, in some cases, to Rule 144. In accordance with registration rights that we have granted to various individuals and entities requiring us to register their shares for public resale, we also have resale registration statements in effect registering 4,935,322 shares of our common stock. In addition, in order to raise capital that we may need at today's stock prices, we will need to issue securities which are convertible into or exercisable for a significant

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amount of our common stock. For example, in connection with the February 2003 financing, we issued securities which are convertible into or exercisable for up to 30% of the shares of our common stock (or 35% if we are required to use the alternative conversion price). If the investors were to dispose of their shares in a rapid or unexpected manner, this could depress the value of our common stock. The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market, or the perception that these sales could occur. These sales might also make it more difficult for us to sell equity securities in the future at a price that we think is appropriate, or at all.

     FINANCIAL INVESTORS MAY HAVE INTERESTS DIFFERENT THAN YOU OR SATCON, AND MAY BE ABLE TO IMPACT CORPORATE ACTIONS REQUIRING STOCKHOLDER APPROVAL BECAUSE THEY OWN A SIGNIFICANT AMOUNT OF OUR COMMON STOCK.

     In connection with the February 2003 financing, we issued securities which are convertible into or exercisable for up to 50% or more of the number of shares of our outstanding common stock. In future financings, we may also issue securities which are convertible into or exercisable for a significant number of shares of our outstanding common stock. Financial investors may have short-term financial interests different from SatCon's long-term goals and the long-term goals of our management and other stockholders. In addition, based on the significant ownership of our outstanding common stock, financial investors may be able to impact corporate actions requiring stockholder approval. The terms of the new securities could also include provisions that would make it difficult, if not impossible, to sell SatCon to a third party or to sell non-core assets without the consent of the security holders.

     OUR RECENT STOCK PRICE HAS DROPPED BELOW $1.00 PER SHARE WHICH EXPOSES US TO THE RISK OF DELISTING FROM THE NASDAQ NATIONAL MARKET.

     Our stock is listed on the Nasdaq National Market which affords us an opportunity to relatively broad exposure to a wide spectrum of prospective investors. Our common stock traded below $1.00 per share for a period of 30 consecutive trading days between February 5, 2003 and March 18, 2003. Nasdaq has informed us by telephone and in a letter dated March 19, 2003 that we are not in compliance with Marketplace Rule 4450(a)(5). In order to avoid delisting under this rule, our common stock must close over $1.00 per share for ten consecutive trading days during the period prior to September 15, 2003. If this does not occur, our common stock could be delisted from the Nasdaq National Market. We would then be required to consider listing our common stock on other exchanges or trading systems. If our common stock is delisted from the Nasdaq National Market, this could result in a number of negative implications, including continued reduced liquidity in our common stock as a result of the loss of market efficiencies associated with the Nasdaq National Market and the loss of federal preemption of state securities laws as well as the potential loss of confidence by suppliers, customers and employees, the loss of analyst coverage and institutional investor interest, fewer business development opportunities and greater difficulty in obtaining financing. As of August 8, 2003, we had not yet met the requirement for the ten consecutive trading days at above $1.00 per share. In addition, the increased number of shares issuable in connection with this offering might result in more available stock for sale than previously has been the case. This could negatively impact the price of our common stock and may adversely impact our ability to meet the requirement for the ten consecutive trading days at over $1.00 per share by applying a downward pressure on the stock price.

     WE HAVE RECENT AND ANTICIPATED OPERATING LOSSES.

     We have recorded annual net losses for each of the fiscal years ended September 30, 1995 through September 30, 2002 and for the nine months ended June 28, 2003. In order to achieve profitability, we must achieve all or some combination of the following:

     - successfully compete in the market for critical power products including distributed power generation, UPS and power quality;

     -    develop new products for our existing markets;

     -    sell these products to existing and new customers;

     - increase gross margins through higher volumes and manufacturing efficiencies;

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     -    control our operating expenses; and

     -    develop and manage our distribution capability.

     If our revenue does not increase significantly or the increase in our expenses is greater than expected, we may not achieve or sustain profitability or generate positive cash flow in the future.

     WE EXPECT TO GENERATE A SIGNIFICANT PORTION OF OUR FUTURE REVENUE FROM SALES OF OUR CRITICAL POWER PRODUCTS AND CANNOT ASSURE MARKET ACCEPTANCE OR COMMERCIAL VIABILITY OF OUR CRITICAL POWER PRODUCTS.

     We intend to continue to expand development of our critical power products. We cannot assure you that potential customers will select SatCon's products to incorporate into their systems or that our customers' products will realize market acceptance, that they will meet the technical demands of their end users or that they will offer cost-effective advantages over existing products. Our marketing efforts to date involve development contracts with several customers, identification of specific market segments for power and energy management systems and the continuation of marketing efforts of recently acquired businesses. We cannot know if our commercial marketing efforts will be successful in the future. Furthermore, we cannot assure you that our products, in their current form, will be suitable for specific commercial applications or that further design modifications, beyond anticipated changes to accommodate different markets, will not be necessary. Additionally, we may not be able to develop competitive products, our products may not receive market acceptance, and we may not be able to profitably compete in this market even if market acceptance is achieved. If our products do not gain market acceptance or commercial viability, we will not achieve our anticipated levels of profitability and growth.

     WE HAVE LIMITED EXPERIENCE MANUFACTURING PRODUCTS FOR UNINTERRUPTIBLE POWER SUPPLIES OR UPS, POWER QUALITY AND DISTRIBUTED POWER SYSTEMS ON A COMMERCIAL BASIS.

     To date, we have focused primarily on research and development and have limited experience manufacturing products for distributed power and power quality systems on a commercial basis. We have limited manufacturing capabilities, and are continuing to develop our manufacturing capabilities and processes. We do not know whether or when we will be able to fully develop efficient, low-cost manufacturing capability and processes that will enable us to meet the quality, price, engineering, design and production standards or production volumes required to successfully mass market our UPS, power quality and distributed power products. Even if we are successful in developing our manufacturing capability and processes, we do not know whether we will do so in time to meet our product commercialization schedule or to satisfy the requirements of our customers.

     IF WE ARE UNABLE TO MAINTAIN OUR TECHNOLOGICAL EXPERTISE IN DESIGN AND MANUFACTURING PROCESSES, WE WILL NOT BE ABLE TO SUCCESSFULLY COMPETE.

     We believe that our future success will depend upon our ability to develop and provide products that meet the changing needs of our customers. This requires that we successfully anticipate and respond to technological changes in design and manufacturing processes in a cost-effective and timely manner. As a result, we continually evaluate the advantages and feasibility of new product design and manufacturing processes. We cannot, however, assure you that our process development efforts will be successful. The introduction of new products embodying new technologies and the emergence of shifting customer demands or changing industry standards could render our existing products obsolete and unmarketable which would have a significant impact on our ability to generate revenue. Our future success will depend upon our ability to continue to develop and introduce a variety of new products and product enhancements to address the increasingly sophisticated needs of our customers. This will require us to continue to make substantial product development investments. We may experience delays in releasing new products and product enhancements in the future. Material delays in introducing new products or product enhancements may cause customers to forego purchases of our products and purchase those of our competitors.

     WE ARE HEAVILY DEPENDENT ON CONTRACTS WITH THE U.S. GOVERNMENT AND ITS AGENCIES OR FROM SUBCONTRACTS WITH THE U.S. GOVERNMENT'S PRIME CONTRACTORS FOR REVENUE TO DEVELOP OUR PRODUCTS, AND THE LOSS OF ONE OR MORE OF OUR GOVERNMENT CONTRACTS COULD PRECLUDE US FROM ACHIEVING OUR ANTICIPATED LEVELS OF GROWTH AND REVENUE.

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     Our ability to develop and market our products is heavily dependent upon maintaining our U.S. government contract revenue and research grants. Most of our U.S. government contracts are funded incrementally on a year-to-year basis. Approximately 25% of our revenue during fiscal year 2002 was derived from government contracts and subcontracts with the U.S. government's prime contractors. Any change in our relationship with the U.S. government or its agencies whether as a result of market, economic, or competitive pressures, including any decision by the U.S. government to alter its commitment to our research and development efforts, could harm our business and financial condition by depriving us of the resources necessary to develop our products. In addition there can be no assurance that once a government contract is completed that it will lead to follow-on contracts for additional research and development, prototype build and test, or production. Furthermore, contracts with the U.S. government may be terminated or suspended by the U.S. government at any time, with or without cause. There can be no assurance that our U.S. government contracts will not be terminated or suspended in the future, or that contract suspensions or terminations will not result in unreimbursable expenses or charges or other adverse effects on us.

     The accuracy and appropriateness of our direct and indirect costs and expenses under our contracts with the U.S. government are subject to extensive regulation and audit by the Defense Contract Audit Agency or by other appropriate agencies of the U.S. government. These agencies have the right to challenge our cost estimates or allocations with respect to any such contract. Additionally, a substantial portion of the payments to us under U.S. government contracts are provisional payments that are subject to potential adjustment upon audit by such agencies. Adjustments that result from inquiries or audits of our contracts could have a material adverse impact on our financial condition or results of operations.

     Since our inception, we have not experienced any material adjustments as a result of any inquiries or audits, but there can be no assurance that our contracts will not be subject to material adjustments in the future.

     In the event that any of our government contracts are terminated for cause, it could significantly affect our ability to obtain future government contracts which could seriously harm our ability to develop our technologies and products. In addition, our participation in various government business programs depends upon our continuing eligibility under the regulations of the United States Small Business Administration. Qualification under these regulations is based upon the standard industrial classification of the product or service that is the subject of the program and the level of our revenue and the number of our employees. Although our current awards under government programs such as the Small Business Innovative Research, or SBIR, program and small business procurement set-asides and preferences will not be affected by increases in the level of our revenue or the number of our employees, as we grow, we may lose our ability to participate in these programs in the future. Under these circumstances, although we will still be able to participate in general government contract and cooperative agreement programs, we will lose our ability to benefit in the future from many of the programs in which we have historically participated. During our fiscal years ended September 30, 2002 and 2001, less than 5% of our revenue have been obtained under the SBIR program.

     A SIGNIFICANT PORTION OF OUR REVENUE IS DERIVED FROM CONTRACTS WITH THE U.S. GOVERNMENT AND ITS AGENCIES OR FROM SUBCONTRACTS WITH THE U.S. GOVERNMENT'S PRIME CONTRACTORS, AND A SLOWDOWN IN GOVERNMENT SPENDING MAY ADVERSELY AFFECT OUR ABILITY TO OBTAIN ANTICIPATED REVENUE.

     Changes in government policies, priorities or funding levels through agency or program budget reductions by the U.S. Congress or executive agencies or the imposition of budgetary constraints could significantly impair our ability to achieve this level of revenue going forward. Any reductions or slowdowns in government spending could also severely inhibit our ability to successfully complete the development and commercialization of our products. Changes in funding levels could cause the government to cancel existing contracts or eliminate follow-on phases in the future.

     THE U.S. GOVERNMENT HAS CERTAIN RIGHTS RELATING TO OUR INTELLECTUAL
PROPERTY.

     Many of our patents are the result of retaining ownership of inventions made under U.S. government-funded research and development programs. With respect to any invention made with government assistance, the government has a nonexclusive, nontransferable, irrevocable, paid-up license to use the technology or have the technology employed for or on behalf of the U.S. government throughout the world. Under certain conditions, the U.S. government also has "march-in rights." These rights enable the U.S. government to require us to grant a nonexclusive, partially exclusive, or exclusive license in any field of use to responsible applicants, upon terms that are reasonable under the circumstances. If
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we refuse, the government can grant the license itself, provided that it determines that such action is necessary because we have not achieved practical application of the invention, or to alleviate health or safety needs, or to meet requirements for public use specified by federal regulations, or because products using such inventions are not being produced substantially in the United States. The exercise of these rights by the government could create potential competitors for us if we later determine to further develop the technologies and utilize the inventions in which the government has exercised these rights.

     OUR BUSINESS COULD BE ADVERSELY AFFECTED IF WE ARE UNABLE TO PROTECT OUR PATENTS AND PROPRIETARY TECHNOLOGY.

     As of August 8, 2003, we held 71 U.S. patents and had 6 patent applications pending with the U.S. Patent and Trademark Office. We have also obtained corresponding patents in the rest of North America, Europe, and Asia. The expiration date of our patents range from 2008 to 2021, with the majority expiring after 2012. As a qualifying small business from our inception to date, we have retained commercial ownership rights to proprietary technology developed under various U.S. government contracts and grants.

     Our patent and trade secret rights are of significant importance to us and to our future prospects. Our ability to compete effectively against other companies in our industry will depend, in part, on our ability to protect our proprietary technology and systems designs relating to our products. Although we have attempted to safeguard and maintain our proprietary rights, we do not know whether we have been or will be successful in doing so. Further, our competitors may independently develop or patent technologies that are substantially equivalent or superior to ours. No assurance can be given as to the issuance of additional patents or, if so issued, as to their scope. Patents granted may not provide meaningful protection from competitors. Even if a competitor's products were to infringe patents owned by us, it would be costly for us to pursue our rights in an enforcement action, it would divert funds and resources which otherwise could be used in our operations and there can be no assurance that we would be successful in enforcing our intellectual property rights. Because we intend to enforce our patents, trademarks and copyrights and protect our trade secrets, we may be involved from time to time in litigation to determine the enforceability, scope and validity of these rights. This litigation could result in substantial costs to us and divert efforts by our management and technical personnel. In addition, effective patent, trademark, service mark, copyright and trade secret protection may not be available in every country where we operate or sell our products.

     WE MAY NOT BE ABLE TO MAINTAIN CONFIDENTIALITY OF OUR PROPRIETARY
KNOWLEDGE.

     In addition to our patent rights, we also rely on treatment of our technology as trade secrets and upon confidentiality agreements, which all of our employees are required to sign, assigning to us all patent rights and technical or other information developed by the employees during their employment with us. We also rely, in part, on contractual provisions to protect our trade secrets and proprietary knowledge. Our employees have also agreed not to disclose any trade secrets or confidential information without our prior written consent. These agreements may be breached, and we may not have adequate remedies for any breach. Our trade secrets may also be known without breach of these agreements or may be independently developed by competitors. Our inability to maintain the proprietary nature of our technology and information could harm our business, results of operations and financial condition by adversely affecting our ability to compete in our markets.

     OTHERS MAY ASSERT THAT OUR TECHNOLOGY INFRINGES THEIR INTELLECTUAL PROPERTY RIGHTS.

     We believe that we do not infringe the proprietary rights of others and, to date, no third parties have asserted an infringement claim against us, but we may be subject to infringement claims in the future. The defense of any claims of infringement made against us by third parties could involve significant legal costs and require our management to divert time from our business operations. If we are unsuccessful in defending any claims of infringement, we may be forced to obtain licenses or to pay royalties to continue to use our technology. We may not be able to obtain any necessary licenses on commercially reasonable terms or at all. If we fail to obtain necessary licenses or other rights, or if these licenses are costly, our operating results may suffer either from reductions in revenue through our inability to serve customers or from increases in costs to license third-party technologies.

     LOSS OF ANY OF OUR KEY PERSONNEL, AND PARTICULARLY OUR CHIEF EXECUTIVE OFFICER, COULD HURT OUR BUSINESS

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BECAUSE OF THEIR EXPERIENCE, CONTACTS AND TECHNOLOGICAL EXPERTISE.

     The loss of the services of one or more of our key employees or an inability to attract, train and retain qualified and skilled employees, specifically engineering and sales personnel, could result in the loss of customers or otherwise inhibit our ability to operate and grow our business successfully. In addition, our ability to successfully integrate acquired facilities or businesses depends, in part, on our ability to retain and motivate key management and employees hired by us in connection with these acquisitions. We are particularly dependent upon the services of David B. Eisenhaure, our president, chief executive officer, chairman of the board and founder, as a result of his business and academic relationships, understanding of government contracts and technical expertise. The loss of Mr. Eisenhaure's services would have a material adverse effect on our business and results of operations, including our ability to attract employees and obtain future contract research and development.

     WE EXPECT SIGNIFICANT COMPETITION FROM OUR PRODUCTS AND SERVICES.

     In the past, we faced limited competition in providing research services, prototype development and custom and limited quantity manufacturing. We expect competition to intensify greatly as commercial applications increase for our products under development. Many of our competitors and potential competitors are well established and have substantially greater financial, research and development, technical, manufacturing and marketing resources than we do. Some of our competitors and potential competitors are much larger than we are. If these larger competitors decide to focus on the development of distributed power and power quality products, they have the manufacturing, marketing and sales capabilities to complete research, development and commercialization of these products more quickly and effectively than we can. There can also be no assurance that current and future competitors will not develop new or enhanced technologies perceived to be superior to those sold or developed by us. There can be no assurance that we will be successful in this competitive environment. Some of our competitors include:

     - Manufacturers of converters and inverters for alternative energy such as Trace Engineering, a division of Xantrex Technology, Inc., Asea Brown Boveri Ltd., Siemens Corporation and Alstom S.A.;

     - Manufacturers of electronic modules such as Omnirel L.L.C., Aeroflex Inc., Teledyne Inc. and DDC&R, Inc.; manufacturers of thin film substrates such as MIC Technology, an Aeroflex Company and Ultrasource, Inc.;

     - Manufacturers of motors such as MCG Inc., Reliance Electric CO/DE, CMC Industries, Inc. and other regional and specialty motor manufacturers;

     - Manufacturers of shaker vibration test systems such as Ling Dynamics Systems, Ltd. and Unholtz-Dickie, Corp.; - Manufacturers of Uninterruptible Power Supplies such as Piller, Inc. and Hitech Power Protection bv.; and

     - Developers of advanced power electronics and machines such as Moog, Semikron, Eaton and Silicon Power.

     PRICE INCREASES OF MATERIALS OR COMPONENTS USED BY US COULD ADVERSELY AFFECT THE VOLUME OF OUR SALES.

     We use materials and components obtained from third-party suppliers to manufacture many of our products. We expect this to continue as we increase our manufacturing capabilities and move into high volume production. If prices of materials and components that we use were to increase, we may not be able to afford them or to pass these costs on to our customers. In addition, if we were required to raise the price of our products as a result of increases in the price of materials or components that we use, demand for our products may decrease which would reduce our sales.

     WE ARE DEPENDENT ON THIRD-PARTY SUPPLIERS FOR THE DEVELOPMENT AND SUPPLY OF KEY COMPONENTS FOR OUR PRODUCTS.

     We use third-party suppliers for components in many of our systems. Some key components in our UPS product

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are also supplied by third-party suppliers, including the diesel engine, motor-generator and flywheel. From time to time, shipments can be delayed because of industry-wide or other shortages of necessary materials and components from third-party suppliers. A supplier's failure to develop and supply components in a timely manner, or to supply components that meet our quality, quantity or cost requirements, or our inability to obtain substitute sources of these components on a timely basis or on terms acceptable to us, could impair our ability to manufacture our products. If alternative sources are identified, we may not be able to successfully integrate those components into our system without incurring additional cost and risk. In addition, to the extent the processes that our suppliers use to manufacture components are proprietary, we may be unable to obtain comparable components from alternative suppliers.

     Our rotary UPS product consists of a diesel generator, a flywheel energy storage system, electronics and a proprietary control system. We currently contract the manufacturing of the diesel generator component to Cummins Inc., an independent manufacturer. Our reliance on a single manufacturer exposes us to a number of risks, including reduced control over manufacturing capacity, product development, completion and delivery times, product quality and manufacturing costs. Once development of our rotary UPS product is complete, if we experience significant demand for our products, the challenges we face in managing our relationship with Cummins Inc. will be increased. Furthermore, Cummins Inc. has the right to terminate its relationship with us without notice. If Cummins Inc. is unable or unwilling to manufacture a sufficient quantity of diesel generators for us, on the time schedule and with the quality that we demand, we may be forced to seek to engage additional or replacement manufacturers, which could result in additional expenses and delays in product development or shipment.

     LONG-TERM CONTRACTS ARE NOT TYPICAL IN OUR BUSINESS, AND REDUCTIONS, CANCELLATIONS OR DELAYS IN CUSTOMER ORDERS WOULD ADVERSELY AFFECT OUR OPERATING RESULTS.

     We do not usually obtain long-term purchase orders or commitments from our customers. Instead, we work closely with our customers to develop non-binding forecasts of the future volume of orders. Customers may cancel their orders, change production quantities from forecasted volumes or delay production for a number of reasons beyond our control. Significant or numerous cancellations, reductions or delays in orders by our customers would reduce our net sales. From time to time, we make capital investments in anticipation of future business opportunities. There can be no assurance that we will receive the anticipated business that supports these investments. Delays in anticipated orders for fuel cell power conversion systems as well as the delay in anticipated orders for our Uninterruptible Power Supply Systems have reduced revenue expectations and operating results and may result in liquidity shortfalls. If we are unable to obtain this anticipated business, we may not be able to successfully compete in our markets.

     IF WE EXPERIENCE A PERIOD OF SIGNIFICANT GROWTH OR EXPANSION, IT COULD PLACE A SUBSTANTIAL STRAIN ON OUR RESOURCES.

     If we are successful in obtaining rapid market penetration of our products, we will be required to deliver large volumes of quality products or components to our customers and licensees on a timely basis and at reasonable costs to us. We have limited experience in delivering large volumes of our products and have limited capacity to meet wide-scale production requirements. We cannot assure you that our efforts to expand our manufacturing and quality assurance activities will be successful, that we will be able to satisfy large-scale commercial production on a timely and cost-effective basis or that growth will not strain our management, operational and technical resources. We will also be required to continue to improve our operational, management and financial systems and controls to meet anticipated growth. Failure to manage our growth could damage our relationships with our customers and our investors and be extremely costly to try to resolve.

     OUR BUSINESS COULD BE SUBJECT TO PRODUCT LIABILITY CLAIMS.

     Our business exposes us to potential product liability claims which are inherent in the manufacturing, marketing and sale of our products, and we may face substantial liability for damages resulting from the faulty design or manufacture of products or improper use of products by end users. We currently maintain a low level of product liability insurance, and there can be no assurance that this insurance will provide sufficient coverage in the event of a claim. Also, we cannot predict whether we will be able to maintain such coverage on acceptable terms, if at all, or that a product liability claim would not harm our business or financial condition. In addition, negative publicity in connection with the faulty design or manufacture of our products would adversely affect our ability to market and sell our products.

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     WE ARE SUBJECT TO A VARIETY OF ENVIRONMENTAL LAWS THAT EXPOSE US TO
POTENTIAL FINANCIAL LIABILITY.

     Our operations are regulated under a number of federal, state and foreign environmental and safety laws and regulations that govern, among other things, the discharge of hazardous materials into the air and water as well as the handling, storage and disposal of these materials. These laws and regulations include the Clean Air Act, the Clean Water Act, the Resource, Conservation and Recovery Act, and the Comprehensive Environmental Response, Compensation and Liability Act, as well as analogous state and foreign laws. Because we use hazardous materials in our manufacturing processes, we are required to comply with these environmental laws. In addition, because we generate hazardous wastes, we, along with any other person who arranges for the disposal of our wastes, may be subject to potential financial exposure for costs associated with an investigation and any remediation of sites at which we have arranged for the disposal of hazardous wastes if those sites become contaminated and even if we fully comply with applicable environmental laws. In the event of a violation of environmental laws, we could be held liable for damages and for the costs of remedial actions. Environmental laws could also become more stringent over time, imposing greater compliance costs and increasing risks and penalties associated with any violation, although, to-date, we have not been cited for any material contaminations.

     Businesses and consumers might not adopt alternative distributed power solutions as a means for obtaining their electricity and power needs.

     On-site distributed power generation solutions, such as fuel cell and microturbine systems, which utilize our products, provide an alternative means for obtaining electricity and are relatively new methods of obtaining electricity and other forms of power that businesses may not adopt at levels sufficient to grow this part of our business. Traditional electricity distribution is based on the regulated industry model whereby businesses and consumers obtain their electricity from a government regulated utility. For alternative methods of distributed power to succeed, businesses and consumers must adopt new purchasing practices and must be willing to rely less upon traditional means of purchasing electricity, and market participants must be willing to produce products for alternative methods of power distribution. We cannot assure you that businesses, consumers or market participants will choose to utilize or service this on-site distributed power market at levels sufficient to sustain our business. The development of a mass market for our products may be impacted by many factors which are out of our control, including:

     - market acceptance of fuel cell and microturbine systems that incorporate our products;

     -    the cost competitiveness of fuel cells that incorporate our products;

     - the future costs of natural gas, propane and other fuels used by our customers' products versus future costs of other forms of fuel and/or power;

     -    consumer reluctance to try a new product;

     -    consumer perceptions regarding the safety of our customers' products;

     -    regulatory requirements; and

     -    the emergence of newer, more competitive technologies and products.

If a mass market fails to develop or develops more slowly than we anticipate, we may be unable to recover the losses we will have incurred to develop these products.

     THE DISTRIBUTED POWER GENERATION INDUSTRY MAY BECOME SUBJECT TO FUTURE GOVERNMENT REGULATION WHICH MAY IMPACT OUR ABILITY TO MARKET OUR PRODUCTS.

     We do not believe that our products will be subject to existing federal and state regulations governing traditional electric utilities and other regulated entities. We do believe that our products will be subject to oversight and regulation at the federal, state or local level in accordance with state and local ordinances relating to building codes, safety, pipeline connections and related matters. This regulation may depend, in part, upon whether an on-site distributed powersystem is placed outside or inside a home. At this time, we do not know which jurisdictions, if any, will impose regulations upon our products. We also do not know the extent to which any existing or new regulations may impact our ability to sell and service our products. Once our customers' products reach the commercialization stage and they begin distributing systems to their target markets, federal, state or local government entities may seek to impose additional regulations. Any new government regulation of our products, whether at the federal, state or local level, including any regulations relating to installation and servicing of our products, may increase our costs and the price of our products and may have a negative impact on our revenue and profitability.

     UNCERTAINTIES AND ADVERSE TRENDS AFFECTING THE DEREGULATION OF THE ELECTRIC UTILITY INDUSTRY OR ANY OF OUR MAJOR CUSTOMERS MAY HARM OUR OPERATING RESULTS.

     The growth of our distributed power generation business depends in large part on the continued deregulation of the electric utility industry. Existing utility companies, which have historically operated without competition, may attempt to deter or delay the deregulation process. In addition, our customers may not be able to compete effectively against existing utility companies in a deregulated market. Changes in federal and state regulation may also have the effect of deterring further investment in research and development of alternative energy sources, including fuel cells and microturbines. Any changes in the deregulation process or procedures, the inability of our customers to compete effectively against existing utility companies or changes in federal or state regulation which deter further investment in alternative energy sources would significantly limit the demand for our products and our ability to generate anticipated levels of revenue.

     OUR SHARE PRICE HAS BEEN SUBJECT TO EXTREME PRICE FLUCTUATIONS.

     The markets for equity securities in general, and for those of other companies in our industry, have been volatile, and the market price of our common stock, which is traded on the Nasdaq National Market under the symbol SATC, is subject to significant fluctuations. This could be in response to operating results, announcements of technological innovations or new products by us, our competitors or our customers, patent or proprietary rights developments and market conditions for alternative energy and high technology stocks in general. In addition, the stock market in recent years has experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies. These market fluctuations, as well as general economic conditions, may adversely affect the market price of our common stock. Past fluctuations have coincided with fluctuations of other public companies in the alternative energy sector, market responses to national issues, public release of information regarding the introduction of new products, the award of significant contracts, analyst downgrades of our projected stock price and investment community enthusiasm for the alternative energy sector.

     OUR QUARTERLY OPERATING RESULTS ARE SUBJECT TO FLUCTUATIONS, AND IF WE FAIL TO MEET THE EXPECTATIONS OF SECURITIES ANALYSTS OR INVESTORS, OUR SHARE PRICE MAY DECREASE SIGNIFICANTLY.

     Our annual and quarterly results may vary significantly depending on various factors, many of which are beyond our control, and may not meet the expectations of securities analysts or investors. If this occurs, the price of our stock could decline. Past material quarterly fluctuations have been caused by:

     - variations in the timing and volume of customer orders relative to our manufacturing capacity and staffing levels;

     -    the timing of our expenditures in anticipation of future orders;

     -    introduction and market acceptance of our new products; and

     - the level of research and development expenses incurred by us which are unreimbursed.

     Future quarterly fluctuations could be caused by these factors and:

     -    our effectiveness in managing our manufacturing processes;

     - changes in competitive and economic conditions generally or in our customers' markets;

     - the timing of, and the price we pay for, acquisitions and related integration costs;

     -    changes in the cost or availability of components or skilled labor;
          and

     -    general economic conditions.

     Because our operating expenses are based on anticipated revenue levels, our sales cycle for development work is relatively long and a high percentage of our expenses are fixed for the short term, a small variation in the timing of recognition of revenue can cause significant variations in operating results from quarter to quarter.

     EXISTING STOCKHOLDERS CAN EXERT CONSIDERABLE CONTROL OVER US.

     Our officers and directors, and their affiliates, beneficially hold approximately one-quarter of our outstanding shares of common stock, a majority of which is beneficially held by Mr. Eisenhaure, our president, chief executive officer, chairman of the board and founder. If all of these stockholders were to vote together as a group, they would have the ability to exert significant influence over our board of directors and its policies. As a practical matter, Mr. Eisenhaure may have the ability to elect our directors and to determine the outcome of corporate actions requiring stockholder approval, including votes concerning director elections, bylaw amendments and possible mergers, corporate control contests and other significant corporate transactions, irrespective of how some of our other stockholders may vote. Accordingly, such concentration of ownership may have the effect of delaying, deterring or preventing a change in control, impeding a merger, consolidation, takeover or other business combination involving us, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which in turn could have an adverse effect on the market price of our common stock. As of January 23, 2003, Mr. Eisenhaure beneficially owned 3,799,345 shares of our common stock, representing 21.9% of our common stock. As a group, the executive officers and directors beneficially owned 25.0% of our common stock as of such date.

     PROVISIONS IN OUR CHARTER DOCUMENTS AND DELAWARE LAW MAY DELAY, DETER OR PREVENT THE ACQUISITION OF SATCON, WHICH COULD DECREASE THE VALUE OF YOUR SHARES.

     Some provisions of our certificate of incorporation and bylaws may delay, deter or prevent a change in control of SatCon or a change in our management that you as a stockholder may consider favorable. These provisions include:

     - authorizing the issuance of "blank check" preferred stock that could be issued by our board of directors to increase the number of outstanding shares and deter a takeover attempt;

     - a classified board of directors with staggered, three-year terms, which may lengthen the time required to gain control of our board of directors;

     - prohibiting cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates; and

     -    limitations on who may call special meetings of stockholders.

     In addition, Section 203 of the Delaware General Corporation Law and provisions in some of our stock incentive plans may delay, deter or prevent a change in control of SatCon. Those provisions serve to limit the circumstances in which a premium may be paid for our common stock in proposed transactions, or where a proxy contest for control of our board may be initiated. If a change of control or change in management is delayed, deterred or prevented, the market price of our common stock could suffer.

     WE ARE SUBJECT TO RISKS INHERENT IN INTERNATIONAL OPERATIONS.

     We market and sell our products both inside and outside the United States. We are currently selling our products in China, Canada and Europe. Revenue from sales to our international customers for our fiscal years ended September 30, 2002 and 2001 were $7,179,333 and $6,071,107, respectively. Our success depends, in part, on our ability to secure

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foreign customers and our ability to manufacture products that meet foreign regulatory and commercial requirements. We have limited experience developing and manufacturing our products to comply with the commercial and legal requirements of international markets. We face numerous challenges in penetrating international markets, including unforeseen changes in regulatory requirements, fluctuations in currency exchange rates, longer accounts receivable cycles, difficulties in managing international operations, potentially adverse tax consequences and the challenges of complying with a wide variety of foreign laws.

     YOU ARE UNLIKELY TO BE ABLE TO EXERCISE EFFECTIVE REMEDIES AGAINST ARTHUR ANDERSEN LLP, OUR FORMER INDEPENDENT PUBLIC ACCOUNTANTS.

     Although we have dismissed Arthur Andersen LLP as our independent public accountants and have engaged Grant Thornton LLP, our financial statements for the fiscal years ended September 30, 2000 and 2001, which are incorporated by reference into this prospectus, were audited by Arthur Andersen. On March 14, 2002, Arthur Andersen was indicted on federal obstruction of justice charges arising from the government's investigation of Enron Corporation. On June 15, 2002, a jury in Houston, Texas found Arthur Andersen guilty of these federal obstruction of justice charges. In light of the jury verdict and the underlying events, Arthur Andersen subsequently substantially discontinued operations and dismissed essentially its entire workforce. You are therefore unlikely to be able to exercise effective remedies or collect judgments against Arthur Andersen. In addition, Arthur Andersen has not consented to the inclusion of its report in this prospectus, and the requirement to file its consent has been dispensed with in reliance on Rule 437a promulgated under the Securities Act of 1933. Because Arthur Andersen has not consented to the inclusion of its report in this prospectus, you will not be able to recover against Arthur Andersen under Section 11 of the Securities Act for any untrue statement of a material fact contained in the financial statements audited by Arthur Andersen or any omissions to state a material fact required to be stated in those financial statements.